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                 NATIONAL QUALITY CARE, INC.

1.               Security and Issuer.

This statement on Schedule 13D (the "Statement") relates to the common stock, par value $.001 per share (the "Company Common Stock"), of National Quality Care, Inc. (f/k/a/ Sargent, Inc.), a Delaware Corporation (the "Company"), which has its principal executive offices at 5901 West Olympic Boulevard, Suite 109, Los Angeles, California 90036.

2.               Identity and Background.

This Statement is being filed by Michael M. Markow ("Mr. Markow"), a citizen of the United States of America. Mr. Markow is engaged principally as a financial and business consultant. The principal business address of Mr. Markow is 15760 Ventura Boulevard, Suite 1020, Encino, California 91436.

During the last five years, Mr. Markow has not been convicted in a criminal proceeding and has not been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

3.               Source of Funds / Other Consideration; and
4.               Purpose of Transaction.

Mr. Markow entered into a Nonqualified Stock Option Agreement (the "Agreement") with the Company, dated as of December 10, 1996, pursuant to which the Board of Directors of the Company authorized the granting to Mr. Markow, for services previously rendered by Mr. Markow as a consultant to the Company, to purchase 590,000 shares of Common Stock of the Company, at the exercise price of $0.25 per share. The consulting services provided to the Company by Mr. Markow took place during the period from July 1, 1996 to December 31, 1996 (the "Period"). During the Period, Mr. Markow provided the Company with consulting services related to the location of strategic business partners for the Company and the expansion of the dialysis facilities for the Company's business operations. According to Section 4 of the Agreement, Mr. Markow is entitled to pay the exercise price against cancellation of certain indebtedness in the amount of $147,000 owing by the Company to Mr. Markow for consulting services rendered by Mr. Markow to the Company during the Period, which amount shall only be payable to Mr. Markow by the exercise of such options. In connection with and pursuant to Section 4 of the Agreement, Mr. Markow has paid the exercise price of $0.25 per share for 590,000 shares of Common Stock of the Company by agreeing to forgive and cancel, in full, that certain indebtedness in the amount of $147,000 owing by the Company to Mr. Markow for consulting services rendered by Mr. Markow to the Company during the Period.

The securities of the Company to which this Statement relates are held by Mr. Markow as an investment. Except as otherwise set forth in this Statement, Mr. Markow does not presently have any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or disposition of securities of the Company (other than in the normal course of business); (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its
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subsidiaries; (iii) a sale or transfer of a material amount of assets of the
Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacation on such Board of Directors; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's Amended and Restated Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cause to be authorized to be quoted an Inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Mr. Markow may acquire shares of Company Common Stock or sell some or all of the shares of the Company Common Stock which may be owned by Mr. Markow from time to time, depending on his evaluation of the Company's business, prospects and financial condition, the market for the shares, other opportunities available to Mr. Markow, general economic conditions, money and stock market conditions and other future developments.

5.               Interest in the Securities of the Issuer.

Pursuant to the Transactions set forth in Item 3 and 4 herein, Mr. Markow is the record owner of 590,000 shares ("Mr. Markow's Shares") of Company Common Stock. Mr. Markow's Shares constitute approximately 6.52% of the shares of Company Common Stock issued and outstanding as of June 20, 1997 (based upon a total of 9,048,210).

In relation to Mr. Markow's Shares, Mr. Markow has: (i) the sole power to vote all of the Mr. Markow's Shares; and (ii) the sole power to dispose all of the Mr. Markow's Shares.

Except as set forth in Item 3 hereof, Mr. Markow has not effected any transactions in shares of Company Common Stock during the past 60 days.

6. Contracts, Arrangements, Understandings or Relationships with Respect to securities of the Issuer.

Except as set forth in Item 3 and 4 of this Statement, Mr. Markow does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
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7.               Material to be Filed as Exhibits.

                 a. National Quality Care, Inc. Nonqualified Stock Option Agreement, dated as of December 10, 1996, by and among National Quality Care, Inc. and Michael Markow.


                 ("Mr. Markow")

                 /s/ Michael Markow
                 ---------------------------------
                     Michael Markow
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                 Exhibit "A"

                 NATIONAL QUALITY CARE, INC.
                 NONQUALIFIED STOCK OPTION AGREEMENT


THIS AGREEMENT is made as of December 10, 1996 by and between National Quality Care, Inc., a Delaware corporation (the "Company"), and Michael Markow ("Optionee").


                 R E C I T A L

The Board of Directors of the Company (the "Board of Directors") has authorized the granting to Optionee, for services previously rendered by Optionee as a consultant to the Company, of a non-qualified stock option to purchase the number of shares of Common Stock of the Company specified in Paragraph 1 hereof, at the price specified therein, such option to be for the term and upon the terms and conditions hereinafter stated.


                 A G R E E M E N T

NOW, THEREFORE, in consideration of the premises and of the undertakings of the parties hereto contained herein, it is hereby agreed:

1. Number of Shares; Option Price. Pursuant to said action of the Board of Directors, the Company hereby grants to Optionee, in consideration of consulting services performed for the benefit of the Company, during the period from July 1, 1996 to December 31, 1996, related to the location of strategic business partners for the Company and the expansion of the dialysis facilities for the Company's business operations, the option ("Option") to purchase up to 590,000 shares ("Option Shares") of Common Stock of the Company, at the exercise price of $0.25 per share.

2. Term. This Option shall expire two (2) years from the date first written above.

3. Shares Subject to Exercise. The 590,000 Options shall vest and be exercisable on the following dates: (a) 190,000 Options on April 18, 1997,
(b) 200,000 Options on June 18, 1997, and (c) 200,000 Options on August 18, 1997, and shall thereafter remain subject to exercise for the term specified in Paragraph 2 hereof.

4. Method and Time of Exercise. The Option may be exercised by written notice delivered to the Company stating the number of shares with respect to which the Option is being exercised, together with a check made payable to the Company in the amount of the purchase price of such shares plus the amount of applicable federal, state and local withholding taxes, and the written statement provided for in Paragraph 10 hereof, if required by such Paragraph 10; provided, however, with respect to the 590,000 Options set forth in paragraph 1 hereof, Optionee shall be entitled to pay the exercise price against cancellation in full of certain indebtedness in the amount of $147,000 owing by the Company to Optionee for services previously rendered by Optionee as
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a consultant to the Company during the period from July 1, 1996 to December 31,
1996, which amount shall only be payable to Optionee by the exercise of such Options. Not less than 100 shares may be purchased at any one time unless the number purchased is the total number purchasable under such Option at the time. Only whole shares may be purchased.

5. Tax Withholding. As a condition to exercise of this Option, the Company may require the Optionee to pay over to the Company all applicable federal, state and local taxes which the Company is required to withhold with respect to the exercise of this Option. At the discretion of the Company and upon the request of the Optionee, the minimum statutory withholding tax requirements may be satisfied by the withholding of shares of Common Stock otherwise issuable to the Optionee upon the exercise of this Option.

6. Exercise on Termination of Employment. This Option shall not terminate as a result of the termination of Optionee's services as a consultant to the Company.

7. Nontransferability. This Option may not be assigned or transferred except, if applicable, by will or by the laws of descent and distribution, and may be exercised only by Optionee during Optionee's lifetime and after Optionee's death, by Optionee's representative or by the person entitled thereto under Optionee's will or the laws of intestate succession.

8. Optionee Not a Shareholder. Optionee shall have no rights as a shareholder with respect to the Common Stock of the Company covered by the Option until the date of issuance of a stock certificate or stock certificates to him upon exercise of the Option. No adjustment will be made for dividends or other rights for which the record date is prior to the date such stock certificate or certificates are issued.

9. No Right to Perform Services. Nothing in this Option shall confer upon the Optionee any right to perform services for the Company, or shall interfere with or restrict in any way the rights of the Company to discharge or terminate Optionee as an independent contractor or consultant at any time for any reason whatsoever, with or without good cause.

10. Restrictions on Sale of Shares. Optionee represents and agrees that, upon Optionee's exercise of the Option in whole or part, unless there is in effect at that time under the Securities Act of 1933 a registration statement relating to the shares issued to him, he will acquire the shares issuable upon exercise of this Option for the purpose of investment and not with a view to their resale or further distribution, and that upon each exercise thereof Optionee will furnish to the Company a written statement to such effect, satisfactory to the Company in form and substance. Optionee agrees that any certificates issued upon exercise of this Option may bear a legend indicating that their transferability is restricted in accordance with applicable state or federal securities law. Any person or persons entitled to exercise this Option under the provisions of Paragraphs 5 and 6 hereof shall, upon each exercise of the Option under circumstances in which Optionee would be required to furnish such a written statement, also furnish to the Company a written statement to the same effect, satisfactory to the Company in form and substance.

11. Registration. On or before thirty days after the date of this Agreement, the Company shall, at the Company's expense, use its best efforts to
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file with the Securities and Exchange Commission ("SEC"), a registration statement ("Registration Statement") on Form S-8 or other comparable form, in such form as to comply with applicable federal and state laws for the purpose of registering or qualifying the Option Shares for resale by Optionee, and prepare and file with the appropriate state securities regulatory authorities the documents reasonably necessary to register or qualify such securities, subject to the ability of the Company to register or qualify such securities under applicable state laws.

12. Notices. All notices to the Company shall be addressed to the Company at the principal office of the Company at 5901 West Olympic Boulevard, Suite 109, Los Angeles, California 90036, Telecopier No. (213) 933-8836, and all notices to Optionee shall be addressed to Optionee at the address and telecopier number of Optionee on file with the Company, or to such other address and telecopier number as either may designate to the other in writing. A notice shall be deemed to be duly given if and when enclosed in a properly addressed sealed envelope deposited, postage prepaid, with the United States Postal Service and followed by telecopier to the addressee. In lieu of giving notice by mail as aforesaid, written notices under this Agreement may be given by personal delivery to Optionee or to the Company (as the case may be).

13.              [RESERVED]

14. Adjustments. If there is any change in the capitalization of the Company affecting in any manner the number or kind of outstanding shares of Common Stock of the Company, whether by stock dividend, stock split, reclassification or recapitalization of such stock, or because the Company has merged or consolidated with one or more other corporations (and provided the Option does not thereby terminate pursuant to Section 2 hereof), then the number and kind of shares then subject to the Option and the price to be paid therefor shall be appropriately adjusted by the Board of Directors; provided, however, that in no event shall any such adjustment result in the Company's being required to sell or issue any fractional shares. Any such adjustment shall be made without change in the aggregate purchase price applicable to the unexercised portion of the Option, but with an appropriate adjustment to the price of each Share or other unit of security covered by this Option.

15. Cessation of Corporate Existence. Notwithstanding any other provision of this Option, upon the dissolution or liquidation of the Company, the reorganization, merger or consolidation of the Company with one or more corporations as a result of which the Company is not the surviving corporation, or the sale of substantially all the assets of the Company or of more than 50% of the then outstanding stock of the Company to another corporation or other entity, the Option granted hereunder shall terminate; provided, however, that:

(i) each Option for which no option has been tendered by the surviving corporation in accordance with all of the terms of provision;

(ii) immediately below shall, within five days before the effective date of such dissolution or liquidation, merger or consolidation or sale of assets in which the Company is not the surviving corporation or sale of stock, become fully exercisable; or

(iii) in its sole and absolute discretion, the surviving corporation may, but
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shall not be so obligated to, tender to any Optionee, an option to purchase shares of the surviving corporation, and such new option or options shall contain such terms and provisions as shall be required substantially to preserve the rights and benefits of this Option.

16. Invalid Provisions. In the event that any provision of this Agreement is found to be invalid or otherwise unenforceable under any applicable law, such invalidity or unenforceability shall not be construed as rendering any other provisions contained herein invalid or unenforceable, and all such other provisions shall be given full force and effect to the same extent as though the invalid or unenforceable provision were not contained herein.

17. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

18. Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

NATIONAL QUALITY CARE, INC.
("Company")


By: /s/ Victor Gura, M.D.
   Victor Gura, M.D.,
   Chief Executive Officer

Social Security Number
or Employer Identification
Number:




Michael Markow
("Optionee")


By: /s/ Michael Markow
    Michael Markow

Social Security Number: ###-##-####

Address:

Michael Markow
c/o Worldwide Corporate Finance
15760 Ventura Boulevard
Suite 1020
Encino, California 91436
Telecopier No. (818) 783-1120